UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of September 2006
Commission File Number 1-13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
Other Events
     On September 15, 2006, the Company held its 2006 annual general meeting of shareholders in Hong Kong. All the resolutions were approved, including each of the directors’ re-election at such annual general meeting of shareholders. In addition, resolutions with respect to the Company’s 2005 audited financial statements and KPMG’s re-appointment as the Company’s independent auditors for 2006 were also passed by the Company’s shareholders.
     Mr. Raymond Chi-Keung Ho has informed the Company that he is not seeking re-election as a member of the board of directors of the Company and has also resigned as one of the Company’s nominees on the board of directors of Guangxi Yuchai Machinery Company Limited (“Yuchai”), a subsidiary of the Company. Mr. Ho was one of the Company’s three independent directors, and was a member of Company’s Audit Committee, Compensation Committee and Special Committee. The board of directors would like to thank Mr. Ho for his services to the Company. The Company is currently searching for an independent director to replace Mr. Ho.
     The Company’s directors and executive officers as of September 15, 2006 are set forth below:

Name	Position
Mr. Teo Tong Kooi	President and Director
Mr. Gao Jia Lin	Vice President and Director
Mr. Kwek Leng Peck	Director
Mr. Gan Khai Choon	Director
Mr. Wong Hong Ren	Director
Mr. Philip Ting Sii Tien	Director and Chief Financial Officer
Mr. Tan Aik-Leang	Director
Mr. Neo Poh Kiat	Director
Ms. Sheila Murugasu	General Counsel
Mr. Ira Stuart Outerbridge III	Secretary
     In addition, the members of the committees of the board of directors of the Company as of September 15, 2006 are set forth below:
Audit Committee Mr. Tan Aik-Leang (Chairman) Mr. Neo Poh Kiat

Compensation Committee Mr. Kwek Leng Peck (Chairman) Mr. Neo Poh Kiat

Special Committee Mr. Wong Hong Ren (Chairman) Mr. Tan Aik-Leang

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 15, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director